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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/


                      Gemstar International Group Limited
                ----------------------------------------------
                               (Name of Issuer)

                                Ordinary Shares
                  ------------------------------------------
                        (Title of Class of Securities)

                                  G3788V 10 6
                  ------------------------------------------
                                (CUSIP Number)

                             Stephen A. Weiswasser
                    135 North Los Robles Avenue, Suite 800
                          Pasadena, California 91101
                                (626) 792-5700
                  ------------------------------------------
                    (Name, Address and telephone Number of
            Person Authorized to Receive Notices and Communication)

                                October 4, 1999
                  ------------------------------------------
            (Date of Event Which Requires filing of This Statement)

                                  -----------

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
      Schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                 SCHEDULE 13D
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  CUSIP NO. G3788V 106                                     PAGE 2 OF 6 PAGES
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      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas L. H. Lau
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3.

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      SOURCE OF FUNDS
 4.
      N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(c) [_]
 5.
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      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6.
      Canada
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                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          20,000,000/2/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          20,000,000/2/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      20,000,000/2/
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      19.92%
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      TYPE OF REPORTING PERSON
14.
      IN
------------------------------------------------------------------------------
/2/ The Reporting Person's shares are held by Dynamic Core Holdings Limited, a
    British Virgin Islands Corporation, of which the Reporting Person is the sole shareholder. The shares reported above have been adjusted to reflect the Issuer's two-for-one stock split which was paid in the form of a stock dividend on May 14, 1999. See Item 4 below

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ITEM 1.      SECURITY AND ISSUER:

     (a)     TITLE OF THE CLASS OF EQUITY SECURITIES:

             Ordinary Shares

     (b)     NAME OF ISSUER:

             Gemstar International Group Limited

     (c)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             135 North Los Robles Avenue, Suite 800
             Pasadena, California 91101

ITEM 2.      IDENTITY AND BACKGROUND:

     (a)     NAME OF PERSON FILING:

             Thomas L. H. Lau

     (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             135 North Los Robles Avenue, Suite 800
             Pasadena, California 91101

     (c)     PRINCIPAL OCCUPATION OR EMPLOYMENT:

             Chairman of The Kwong Sang Hong Limited, a company engaged in property investment and distribution and trading cosmetics. Chairman of Chinese Estates Holdings Ltd., a holding company for various Hong Kong business interests, including real estate and securities. Chairman of Evergo International Holdings Co. Ltd., a company principally engaged in property investment and financing in the People's Republic of China.



     (d)     CRIMINAL PROCEEDINGS:

             N/A

     (e)     CIVIL PROCEEDINGS:

             N/A

     (f)     CITIZENSHIP:

             N/A

ITEM 3.      SOURCE OF FUNDS AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

             N/A
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Item 4.       PURPOSE OF TRANSACTION:

On October 4, 1999, the Issuer, TV Guide, Inc., a Delaware corporation ("TV Guide"), and G Acquisition Subsidiary Corp., a Delaware corporation ("Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereupon consummation of the transactions contemplated therein, TV Guide will become a wholly owned subsidiary of Issuer. Concurrently with the execution of the Merger Agreement, Dynamic Core Holdings Limited, of which the Reporting Person is the sole shareholder, entered into an agreement (the "Voting Agreement") pursuant to which it agreed to vote its shares in favor of the transactions contemplated by the Merger Agreement (including the issuance of the Issuer's ordinary shares in connection with the Merger (defined below) and the domestication of Issuer from the British Virgin Islands to the State of Delaware) and against any inconsistent proposals or transactions. In addition, Dynamic Core Holdings Limited granted an irrevocable proxy to certain officers of TV Guide and appointed such officers as its attorney-in-fact to vote all the shares beneficially owned by Dynamic Core Holdings Limited in accordance with the provisions of the Voting Agreement. The Voting Agreement is attached hereto as
Exhibit 1.

Other than as described above and as contemplated by the Merger Agreement, the Voting Agreement and the Stockholders Agreement, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such).
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  ITEM 5.    INTEREST IN SECURITIES OF ISSUER:

       (a)   AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

             The Reporting person beneficially owns 20,000,000 or 19.92% of the Issuer's Ordinary Shares. The Reporting Person's shares are held by Dynamic Core Holdings Limited, a British Virgin Islands Corporation, of which the Reporting Person is the sole shareholder. See Item 4 above.

       (b)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


             (i)      Sole power to vote or to direct the vote: 20,000,000*
             (ii)     Shared power to vote or to direct the vote: None*
             (iii)    Sole power to dispose or to direct the disposition:
                      20,000,000*
             (iv) Shared power to dispose or to direct the disposition of: None*

       (c)   TRANSACTIONS IN THE PREVIOUS 60 DAYS:

       (d) ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT DIVIDENDS:

             N/A

       (e) DATE ON WHICH THE REPORTING PERSON CEASED TO BE A BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES:

             N/A



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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER:

          Item 4 is incorporated herein by reference.

ITEM 7.   EXHIBITS:

          1. Letter Agreement, dated as of October 4, 1999, executed by Dynamic Core Holdings Limited and accepted by TV Guide, Inc.

* Reporting person beneficially owns 20,000,000 Ordinary Shares. The Reporting Person's shares are held by Dynamic Core Holdings Limited, a British Virgin Islands Corporation, of which the Reporting Person is the sole shareholder.See
  Item 4 above.
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           December 9, 1999


                                           /s/ Thomas L. H. Lau
                                           --------------------------
                                           Thomas L. H. Lau